FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of May 2005

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






For Immediate Release

27 May, 2005

                            Waterford Wedgwood plc
                     ("Waterford Wedgwood" or the "Group")
Publication of Notice of Extraordinary General Meeting and Document Availability

Waterford Wedgwood announces that a document giving notice of an extraordinary general meeting has been posted to shareholders today (the "Circular").

The Circular convenes an Extraordinary General Meeting of the Company to be held at The Berkeley Court Hotel, Lansdowne Road, Ballsbridge, Dublin 4, Ireland at 10.00 a.m. on 20 June, 2005 (the "EGM") at which resolutions are proposed to approve a waiver granted by the Irish Takeover Panel in respect of the underwriting arrangements relating to the Rights Issue (details of which were previously announced), and to approve an increase in the authorised share capital of the Company, and associated allotment authorities and disapplication of rights of pre-emption, each to facilitate the Rights Issue.

Document Availability

A copy of the Circular, and of the form of proxy for use at the EGM, has been submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.

Tel: + 353 1 6174200

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kingdom.

Tel: + 44 207 066 1000
ends

Enquiries

Powerscourt (UK and International)              + 44 (0) 20 7236 5615
Rory Godson/Victoria Brough

Dennehy Associates (Ireland)                    + 353 (1) 6764 733
Michael Dennehy

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:27 May 2005